		Exhibit 12
UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
	2012	2011
(Dollars in thousands)
EARNINGS:
Income before income taxes	$188,495	$180,841
Add (deduct):
Equity in earnings of unconsolidated entities	(46,768)	(43,360)
Distributions from unconsolidated entities	6,743	47,143
Amortization of capitalized interest	410	291
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(13,367)	(11,608)
	$135,513	$173,307
Add fixed charges:
Consolidated interest expense (1)	25,771	40,383
Interest portion (1/3) of consolidated rent expense	23,339	21,584
	$184,623	$235,274

FIXED CHARGES:
Consolidated interest expense (1)	$25,771	$40,383
Capitalized interest	6,232	2,499
Interest portion (1/3) of consolidated rent expense	23,339	21,584
	$55,342	$64,466

RATIO OF EARNINGS TO FIXED CHARGES	3.34	3.65

(1)     Interest expense on income tax contingencies is not included in fixed charges